

May 18, 2020

Richard D. Peach
Chief Financial Officer
Schnitzer Steel Industries, Inc.
299 SW Clay Street
Suite 350
Portland, Oregon
97201

> **Re: Schnitzer Steel Industries, Inc.**
> **Form 10-K for the Year Ended August 31, 2019**
> **Filed October 24, 2019**
> **Form 10-Q for the Quarterly Period Ended February 29, 2020**
> **Filed April 2, 2020**
> **File No. 000-22496**

Dear Mr. Peach:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q filed April 2, 2020 for the Quarterly Period Ended February 29, 2020

Non-GAAP Financial Measures, page 38

1. We note that you have excluded "business development costs" from the non-GAAP measures adjusted consolidated operating income (loss), adjusted Corporate expense, adjusted net income (loss) from continuing operations attributable to SSI shareholders, and adjusted diluted earnings (loss) per share from continuing operations attributable to SSI shareholders. Please tell us what this line item represents and why you believe this adjustment is appropriate. Refer to Rule 100(b) of Regulation G and Question 100.1 of the Compliance and Disclosure Interpretations on Non-GAAP Measures updated April 4, 2018.

Richard D. Peach
Schnitzer Steel Industries, Inc.
May 18, 2020
Page 2

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Amy Geddes at 202-551-3304 or Theresa Brillant at 202-551-3307 with any questions.

    Sincerely,

    Division of Corporation Finance
    Office of Trade & Services